Filed Pursuant to Rule 433 Registration No. 333-284121

Free Writing Prospectus dated March 11, 2025

Santander Drive Auto Receivables Trust 2025-2

Issuing Entity

Santander Drive Auto Receivables LLC	Santander Consumer USA Inc.

Depositor	Sponsor and Servicer

The depositor has prepared a preliminary prospectus dated March 11, 2025 which describes the notes to be issued by the issuing entity. You should review the preliminary prospectus in its entirety before deciding to purchase any of the notes.

Ratings

The depositor expects that the following classes of notes issued by the issuing entity will receive the indicated credit ratings from the nationally recognized statistical rating organizations, or “rating agencies,” listed below.

	Fitch Ratings, Inc.	Moody’s Investors Service, Inc.
Class A-2 Notes	AAAsf	Aaa (sf)
Class A-3 Notes	AAAsf	Aaa (sf)
Class B Notes	AAsf	Aaa (sf)
Class C Notes	Asf	Aa3 (sf)
Class D Notes	BBBsf	Baa3 (sf)

It is a condition to the issuance of the notes that, on the closing date, each class of notes receives at least the ratings listed above.

Underwriters

Santander	BMO Capital Markets	Citigroup	Mizuho

Solely with respect to the Class A notes:

Cabrera Capital Markets LLC	Mischler Financial Group, Inc.

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-855-403-3636.